Filed by Nuveen Municipal Credit Income Fund (Commission File No. 333-268294)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Ohio Quality Municipal Income Fund (Commission File No. 811-06385)

PO Box 808001

Louisville, KY 40233-8001

RESPONSE NEEDED

Re: Your investment in Nuveen Funds

Dear Valued Shareholder:

We have been trying to contact you regarding an important proposal pertaining to your investment in a Nuveen Fund.

Please call us toll-free at

1- 888-456-7152

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You WILL NOT be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

•	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET

•	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.